July 30, 2015

VIA FACSIMILE & EDGAR

Ms. Amanda Ravitz

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Halyard Health, Inc.

Exchange Offer for 6.25% Senior Notes due 2022

Registration Statement on Form S-4 (File No. 333-205802)

Dear Ms. Ravitz:

In accordance with Rule 461 of the Securities Act of 1933, as amended, Halyard Health, Inc. and its subsidiary guarantor co-registrants (collectively, the “Company”) hereby respectfully request acceleration of the effective date of the above-captioned registration statement on Form S-4 (the “Registration Statement”), so that the Registration Statement will be declared effective at 4:00 p.m. Eastern Time on August 3, 2015, or as soon thereafter as practicable.

Because the Registration Statement relates to an exchange offer by the Company for its 6.25% Senior Notes due 2022, there are no underwriters in connection with the registration and therefore no request for acceleration by an underwriter has been filed herewith pursuant to Rule 461.

In requesting acceleration of the effective date of the Registration Statement, the Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

5405 Windward Parkway Alpharetta, Georgia 30004 1-844-HALYARD halyardhealth.com

Please contact Sarah Ernst at Alston & Bird LLP at (404) 881-4940 with any questions. In addition, please notify Ms. Ernst when this request for acceleration has been granted.

Sincerely, HALYARD HEALTH, INC.

By:	/s/ John W. Wesley
John W. Wesley Senior Vice President, General Counsel and Chief Ethics and Compliance Officer

cc:	Sarah Ernst, Esq.

Alston & Bird LLP